December 17, 2021

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Jackson National Life Insurance Company Jackson National Separate Account I ("Registrant") File Nos. 333-235565 and 811-08664

Commissioners:

This filing is Amendment No. 820 under the Investment Company Act of 1940 and Post-Effective Amendment No. 4 under the Securities Act of 1933 (“the “Amendment”), and is being made pursuant to rule 485(a)(1) under the Securities Act of 1933.

The prospectus contained in the Amendment includes the addition of the Earnings Protection Benefit (“EarningsMax”) and other non-material changes. To facilitate the addition of the EarningsMax benefit, additional information regarding the add-on benefit has been incorporated as necessary throughout the prospectus, including the “Benefits Available Under the Contracts,” “Contract Charges,” “Death Benefit,” and “Appendix D (GMDB Prospectus Examples)” sections.

Please note that one other currently registered annuity contract will contain the above-described changes. Regarding the additional contract and related registration statement, a request for approval pursuant to rule 485(b)(1)(vii) will follow this filing.

Under separate cover to the Commission Staff reviewer, we are providing courtesy copies of the Elite Access II prospectus, Statement of Additional Information, Rate Sheet Prospectus Supplement, and Initial Summary Prospectus contained in this filing, as well as a marked copy of the Elite Access II prospectus, Initial Summary Prospectus, and Statement of Additional Information.

If you have any questions, please call me at (517) 331-4262.

Very truly yours,

/s/ ALISON SAMBORN

Alison Samborn
Associate General Counsel,
Insurance Legal
Jackson® is the marketing name for Jackson National Life Insurance Company® (Home Office: Lansing, Michigan) and Jackson National Life Insurance Company of New York® (Home Office: Purchase, New York).